[redacted]

08005825

COMPASS
GROUP

RECEIVED
2008 NOV 12 P 1:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

By Air Mail

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

SUPPL

3 November 2008

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

PROCESSED
NOV 14 2008
THOMSON REUTERS

I NEWS RELEASES

None this period.

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at 30 September 2008, in accordance with the Disclosure and Transparency Rules (October 1, 2008).

2. Notification from Compass Group PLC relating to six monthly Block Listing Return (October 1, 2008).

3. Notification from Compass Group PLC relating to Board and Board Committee Changes (October 8, 2008).

4. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at 31 October 2008, in accordance with the Disclosure and Transparency Rules (October 31, 2008).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

82-5161

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies House Form No.169 - Return by a company purchasing 900,000 of its own shares for cancellation (September 23, 2008).

2. Companies House Form No.169 - Return by a company purchasing 900,000 of its own shares for cancellation (September 23, 2008).

3. Companies House Form No.169 - Return by a company purchasing 1,000,000 of its own shares for cancellation (September 25, 2008).

4. Companies House Form No.169 - Return by a company purchasing 900,000 of its own shares for cancellation (September 25, 2008).

5. Companies House Form No.169 - Return by a company purchasing 900,000 of its own shares for cancellation (October 3, 2008).

6. Companies Form No. 88(2) – Return of allotment of 25,966 shares (October 6, 2008).

7. Companies Form No. 88(2) – Return of allotment of 13,539 shares (October 10, 2008).

8. Companies Form No. 88(2) – Return of allotment of 96,789 shares (October 17, 2008).

9. Companies Form No. 88(2) – Return of allotment of 19,413 shares (October 27, 2008).

10. Companies Form No. 88(2) – Return of allotment of 15,834 shares (October 30, 2008).

COMPASS
GROUP

82-5161

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours faithfully

Andrew V Derham
Deputy Company Secretary
Encs.

COMPASS
GROUP

82-5161

I NEWS RELEASES

None this period.

COMPASS
GROUP

82-5161

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	09:17 01-Oct-08
Number	7913E09

RNS Number : 7913E
Compass Group PLC
01 October 2008

Compass Group PLC - Total Voting Rights and Capital as at 30 September 2008

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 30 September 2008 its issued share capital consists of 1,842,227,734 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,842,227,734, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level I American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure, 1,842,227,734 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

Regulatory Announcement

Go to market news section

Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	09:34 01-Oct-08
Number	7923E09

RNS Number : 7923E
Compass Group PLC
01 October 2008

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Date: 1 October 2008

Name of *applicant*:		Compass Group PLC		
Name of scheme:		Savings-Related Share Option Scheme		
Period of return:	From:	01 April 2008	To:	30 September 2008
Balance of unallotted securities under scheme (s) from previous return:		5,650,271		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		1,619,504		
Equals: Balance under scheme(s) not yet		4,030,767		

issued/allotted at end of period:	

Name of contact:	Mark White
Address of contact:	Compass House, Guildford Street, Chertsey KT16 9BQ
Telephone number of contact:	01932 573000

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Date: 1 October 2008

Name of *applicant*:		Compass Group PLC		
Name of scheme:		Executive Share Option Plan		
Period of return:	From:	01 April 2008	To:	30 September 2008
Balance of unallotted securities under scheme(s) from previous return:		33,349,355		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		3,774,458		
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		29,574,897		

Name of contact:	Mark White
Address of contact:	Compass House, Guildford Street, Chertsey KT16 9BQ
Telephone number of contact:	01932 573000

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Date: 1 October 2008

Name of *applicant*:		Compass Group PLC		
Name of scheme:		Management Share Option Plan		
Period of return:	From:	01 April 2008	To:	30 September 2008
Balance of unallotted securities under scheme(s) from previous return:		34,083,071		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		7,939,100		
Equals: Balance under scheme (s) not yet issued/allotted at end of period:		26,143,971		

Name of contact:	Mark White
Address of contact:	Compass House, Guildford Street, Chertsey KT16 9BQ
Telephone number of contact:	01932 573000

BLOCK LISTING SIX MONTHLY RETURN

To: The FSA

Date: 1 October 2008

Name of *applicant*:		Compass Group PLC		
Name of scheme:		Long-term Incentive Plan		
Period of return:	From:	01 April 2008	To:	30 September 2008
Balance of unallotted securities under scheme(s) from previous return:				5,500,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):				0
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):				0
Equals: Balance under scheme (s) not yet issued/allotted at end of period:				5,500,000

Name of contact:	Mark White
Address of contact:	Compass House, Guildford Street, Chertsey KT16 9BQ
Telephone number of contact:	01932 573000

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Directorate Change
Released	08:33 08-Oct-08
Number	3395F08

RNS Number : 3395F
Compass Group PLC
08 October 2008

8 October 2008

COMPASS GROUP PLC

BOARD AND BOARD COMMITTEE CHANGES

Compass Group PLC announces that Tim Parker will rejoin the Board as a Non Executive Director on 1 November 2008 (as well as the Audit and Remuneration Commitees) and that Sven Kado, a Non Executive Director, will retire from the Board with effect from the Annual General Meeting to be held on 5 February 2009 at which he will not seek re-election. Sven Kado is currently a member of both the Audit and the Remuneration Committees.

Sir Roy Gardner, Chairman, commented: "Sven will be retiring from the Board in his seventh year as a non-executive director. The Board is grateful to Sven for the invaluable contribution that he has made to Compass over the years and we wish him well in the future. We welcome back Tim Parker to the Board, following his retirement from the position of First Deputy Mayor of London, which he assumed in May of this year and look forward to benefiting from Tim's invaluable business experience."

Tim Parker said: "It was a significant disappointment that I had to retire from the Compass Board in May. I am, however, delighted to have been invited to rejoin the Board now that I am able to do so. I look forward to working with the Board once more."

In addition, and with effect from 1 November 2008, Susan Murray and Richard Cousins will join the Nomination Committee and Susan Murray will succeed Sir Roy Gardner as chairman of the Corporate Responsibility Committee. With effect from 1 November 2008 the Nomination Committee will comprise Sir Roy Gardner (Chairman), Sir James Crosby, Richard Cousins, Susan Murray and Sir Ian Robinson and, from the same date, the Corporate Responsibility Committee will comprise Susan Murray (Chairman), Sir Roy Gardner, Steve Lucas, Richard Cousins, Jane Kingston, Andrew Martin and Mark White. From 1 November 2008 the Remuneration Committee will comprise Sir James Crosby (Chairman), Sven Kado, Steve Lucas and Tim Parker and the Audit Committee will comprise Steve Lucas (Chairman), Sven Kado, Tim Parker and Sir Ian Robinson.

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary
Media: Chris King, Group Head of Media Relations

Tim Parker was a Non Executive Director of the Company from 17 April 2007 to 23 May 2008 when he was appointed as First Deputy Mayor of London, a position from which he recently retired. Tim was Chief Executive of the AA from 2004 until 2008 and a Non Executive Director of Boots Group plc until its merger to become AllianceBoots plc.

There are no matters which require disclosure in respect of Mr Parker in accordance with LR 9.6.13 (2) to (6).

Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £10.3 billion in the year to 30 September 2007. The company operates across the following core sectors of Business and Industry (B&I),

Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	17:12 31-Oct-08
Number	2324H17

RNS Number : 2324H
Compass Group PLC
31 October 2008

Compass Group PLC - Total Voting Rights and Capital as at 31 October 2008

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at31 October 2008its issued share capital consists of 1,842,226,328 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,842,226,328, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level I American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure, 1,842,226,328 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

END

COMPASS
GROUP

82-5161

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

82-5161

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

G

Return by a company purchasing its own shares

169

CHWP000

RECEIVED 2008 NOV 12 P 1:13

£14-5

£15805

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	300,000	300,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	10 September 2008	12 September 2008	15 September 2008
Maximum prices paid § for each share	347.8545	359.3300	346.3400
Minimum prices paid § for each share	347.8545	359.3300	346.3400

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,160,573.50
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 15,805.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 23/9/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section
Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

+14-5
£15670

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	300,000	300,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	16 September 2008	17 September 2008	18 September 2008
Maximum prices paid § for each share	348.5900	349.9000	346.0800
Minimum prices paid § for each share	348.5900	349.9000	346.0800

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,133,710.00
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 15,670.00

Signed [signature] Designation ‡ Deputy Company Secretary Date 23/9/2008

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	300,000	300,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	19 September 2008	22 September 2008	23 September 2008
Maximum prices paid § for each share	339.0000	332.4700	337.2800
Minimum prices paid § for each share	339.0000	332.4700	337.2800

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,026,250.00
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 15,135.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver

Signed [signature] Designation ‡ Company Secretary Date 25/09/08

Presenter's name address and

For official Use (04/06)

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

RECEIVED

2008 NOV 12 P 1:28

CHWP000

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number

4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	300,000	400,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	24 September 2008	25 September 2008	26 September 2008
Maximum prices paid § for each share	350.0500	335.9600	327.5900
Minimum prices paid § for each share	350.0500	335.9600	327.5900

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,368,390.00
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 16,845.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Company Secretary Date 25/09/08

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section
Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

P6318

14,835

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	300,000	300,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	29 September 2008	30 September 2008	1 October 2008
Maximum prices paid § for each share	330.5000	330.1000	328.1300
Minimum prices paid § for each share	330.5000	330.1000	328.1300

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,966,190
~~Stamp Duty is payable on the aggregate amount at the rate~~ of ½% rounded up to the nearest multiple of £5	£ 14,835.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 3

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

RECEIVED

2008 NOV 12 P 1:-3

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29	09	2008	03	10	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	15,116	5,850	5,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.2925	£3.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Vidacos Nominees Limited	Class of shares allotted	Number allotted
Address: Participant ID 30XMH, Member Account SSB1,	Ordinary	10,850
Citigroup Centre, Canada Square, Canary Wharf, London		
UK Postcode E14 5LB		
Name(s): HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Participant ID 33x24,	Ordinary	5,496
Trinity Road, Halifax		
UK Postcode HX1 2RG		
Name(s): Please see attached additional schedule of allottees.	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed [signature] Date 6.10.08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,

Compass Group PLC, Compass House, Guildford Street,

Chertsey, Surrey, KT16 9BQ Tel 01932 574225

DX number DX exchange

Shareholder Details	Class of shares allotted	Number of shares allotted
Mr Andrew John Bayley 11 Hawkesworth Drive Bagshot Surrey GU19 5QY	Ordinary	1,586
Mrs Kathleen Hickmott 16 St Marys Drive Pound Hill Crawley West Sussex RH10 3BD	Ordinary	1,057
Mrs Eileen Partridge 15 Old Meadow Road West Heath Birmingham B31 3QE	Ordinary	422
Mr Mark Phipps 26 Ten Ashes Lane rednal Birmingham B45 8PE	Ordinary	5,287
Mrs Patricia Ann Watkins 90 The Hollies Quakers Yard Mid Glam CF46 5PP	Ordinary	1,268

aw

RECEIVED
2008 NOV 12 P 1:28
[illegible]

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHW P000

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From (Day Month Year)	To (Day Month Year)
	06 10 2008	10 10 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	12,789	750	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£1.792	£3.1625	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

CUJ

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode: E14 5LB	Ordinary	750
Name(s): HSDL Nominees Limited Address: Participant ID 33x24, Trinity Road, Halifax UK Postcode: HX1 2RG	Ordinary	5,813
Name(s): Please see attached additional schedule of allottees. Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form: +1

Signed [signature] Date 10-10-08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

CMJ

Shareholder Details	Class of shares allotted	Number of shares allotted
Mrs Sarah Smith Rose Cottage St John's Road Woking Surrey GU21 7RW	Ordinary	1,268
Mrs Sharon Mullings 84 Braemar Road Worcester Park Surrey KT4 8SW	Ordinary	634
Mr Douglas Osborne 31 Franklin Road Aldeburgh Suffolk IP15 5JT	Ordinary	845
Mrs Karen Michelle Reely 33 Emmanuel Road Sutton Coldfield West Midlands B73 5LY	Ordinary	4,229

Cly

Companies House — for the record —

RECEIVED
2008 NOV 12 P 1:48

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 13 Month 10 Year 2008	Day 17 Month 10 Year 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	96,706	83	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.902	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
~~%-(if any)-that-each-share~~ is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) Vidacos Nominees Limited	Class of shares allotted	Number allotted
Address Participant ID 30XMH, Member Account SSB1,	Ordinary	69,890
Citigroup Centre, Canada Square, Canary Wharf, London		
UK Postcode E14 5LB		
Name(s) Greenwood Nominees Limited	Class of shares allotted	Number allotted
Address Participant ID 142 GW, Designation 595066,	Ordinary	12,457
20 Moorgate, London		
UK Postcode EC2R 6DA		
Name(s) Please see attached additional schedule of allottees.	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form **+2**

Signed [signature] **Date** 17/10/08

** A director / secretary / ~~administrator / administrative receiver /~~ receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat	
Compass Group PLC, Compass House, Guildford Street,	
Chertsey, Surrey, KT16 9BQ	Tel 01932 574225
DX number	DX exchange

Shareholder Details	Class of shares allotted	Number of shares allotted
Mrs Geetha Kaneshanthan 95 Royal Crescent, Ilford, Essex, IG2 7JZ	Ordinary	2,114
Mr James Allan Simpson 37 Wyness Place, Kintore, Inverurie, Aberdeenshire, AB51 0SU	Ordinary	3,172
Mr Garry Hobart 13 Garden Close, Briston, Melton Constable, Norfolk, NR24 2SF	Ordinary	894
Isidoro Eloy Jimenez Torres C/ Profesora Maria Morales 8 1ºb Telde-Gran Canaria 35220 Spain	Ordinary	291
Jose Maria Rodriguez Loinaz C/ Gaztelumendi 20 1ºd Getxo-Vizacaya 48991 Spain	Ordinary	1,249
Jose Moreno Robledillo C/Doctor Jaime Ramos 2 Atico A La Laguna-Santa Cruz De Tenerife 38206 Spain	Ordinary	694
Lourdes Sanchez Aznar C/Carretera Aracena-Valdeflores 83 Castillo De Las Guardas-Sevilla 41890 Spain	Ordinary	104
Juan Marcos Lacalle Saiz C/Carlinga 7 Esq. Izda. 4ºc Sevilla 4102 Spain	Ordinary	1,665
Yolanda Fernandez Corral C/Barregoitia 8 Bis 4ºb Portugalete-Vizcaya 48920 Spain	Ordinary	104

Shareholder Details	Class of shares allotted	Number of shares allotted
Victor Dominguez Suarez C/Ampurdan 5 Leganes-Madrid 28915 Spain	Ordinary	2,595
Luis Vicente Lopez Mata C/Kukullu Nº2a 2ºb Sopelana Vizcaya 48600 Spain	Ordinary	416
Jose Hernandez Perez Plaza Luis Burcion 8 Esc B 3º2º Viladecans-Barcelona 08840 Spain	Ordinary	555
Victor Arriaga Fundazuri Gran Via De Las Cortes Catalanas 661 4º 1º Barcelona 08010 Spain	Ordinary	589

Companies House
— for the record —

88(2)
(Revised 2005)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day	20	24
Month	10	10
Year	2008	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	6,913	12,500	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.2925	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Cay

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode: E14 5LB	Ordinary	5,000
Name(s): Mr Jason Richard Gordon Address: 34 High Street, Littleport, Ely, Cambridgeshire UK Postcode: CB6 1HE	Ordinary	422
Name(s): Mr Michael Garside Address: The Granary, Old Hall Road, Batley, West Yorkshire UK Postcode: WF17 0AX	Ordinary	5,030
Name(s): Peter Shannon Esq Address: Birrinfadda, Cranny, Kilrush, Co Clare, Ireland UK Postcode:	Ordinary	1,461
Name(s): Mr Francois Slabbert Address: 3002 Eastside Street, Houston, TX 77098, USA UK Postcode:	Ordinary	7,500

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 24/10/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat

Compass Group PLC, Compass House, Guildford Street,

Chertsey, Surrey, KT16 9BQ Tel 01932 574225

DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	27	10	2008	30	10	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,459	5,000	9,375
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

82-5161

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1 Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	14,375
Name(s): HSDL Nominees Limited Address: Participant ID 33x24 Trinity Road, Halifax UK Postcode HX1 2RG	Ordinary	1,459
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30-10-08

** ~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

END